Globalink, Ltd.

365 Boundary Road

Vancouver, BC V5K 4S1

(604) 828-8822

January 11, 2017

Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:

Globalink, Ltd.

Request for Withdrawal of Registration Statement on Form S-1 (File No. 333-211360)

To whom it may concern:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended, Globalink, Ltd. hereby requests that the Securities and Exchange Commission consent to the withdrawal, effective as of the date hereof or as soon as practicable thereafter, of its Registration Statement on Form S-1 (File No. 333-211360), together with all amendments and exhibits thereto. The Registration Statement was originally filed with the Commission on May 13, 2016.  A post-effective amendment was filed October 21, 2016.

The Company has determined not to pursue the offering to which the Registration Statement relates due to the Company’s inability to sell the offered securities. The Company confirms that no securities have been sold pursuant to the Registration Statement.

The Company acknowledges that no refund will be made for fees paid to the Commission in connection with filing of the Registration Statement. However, the Company requests, in accordance with Rule 457(p) under the Securities Act, that all fees paid to the Commission in connection with the filing of the Registration Statement be credited to the Company’s account, to be offset against the filing fee for any future registration statement or registration statements in accordance with Rule 457(p).

The Company hereby requests an order granting the withdrawal of the Registration Statement to be issued by the Commission as soon as possible. Please provide a copy of the order granting withdrawal of the Registration Statement to the undersigned at Globalink, Ltd., Attention: Andrea Yuan, 365 Boundary Road, Vancouver, BC V5K 4S1, with a copy to the Company’s counsel, J.M. Walker & Associates, 7841 S. Garfield Way, Centennial, CO 80122, facsimile number (303) 482-2731.

If you have any questions or comments or require further information regarding this application of withdrawal of the Registration Statement, please do not hesitate to call or email J.M. Walker & Associates at (303) 850-7637 or zbwalker01@gmail.com.

Sincerely:

Globalink, Ltd.

/s/ Hin Kwok Sheung

Chief Executive Officer